UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549



SCHEDULE 13D

Information to be included in statements filed pursuant to 13d-
1(a) and amendments thereto filed pursuant to 13d-2(a)
(Amendment No. 1)*



Integrated Resources High Equity Partners, Series 85, a California Limited Partnership
(Name of Issuer)

Units of Limited Partnership Interest
(Title of Class of Securities)


(CUSIP Number)

Allan B. Rothschild, Esq.
411 West Putnam Avenue
Greenwich, CT  06830
(203) 862-7051
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

December 9, 1997
(Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box [ ].

     Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



SCHEDULE 13D
CUSIP No.  None

1    NAME OF REPORTING PERSONS
     Millenium Funding Corp.
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
     (Intentionally Omitted)

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [x]
     (b)  [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS*
     AF

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS
     2(d) OR 2(e)   []

     CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH    7    SOLE VOTING POWER
                    None

          8    SHARED VOTING POWER
               92

          9    SOLE DISPOSITIVE POWER
               None

          10   SHARED DISPOSITIVE POWER
               92

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     92 (But see Item 5 herein)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                    [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0.0%

14   TYPE OF REPORTING PERSON*
     CO



SCHEDULE 13D
CUSIP No.  None

1    NAME OF REPORTING PERSONS
     Millenium Funding II Corp.
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
     (Intentionally Omitted)

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [x]
     (b)  [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS*
     AF

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS
     2(d) OR 2(e)                                           [ ]

     CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH    7    SOLE VOTING POWER
                    None

          8    SHARED VOTING POWER
               25,460

          9    SOLE DISPOSITIVE POWER
               None

          10   SHARED DISPOSITIVE POWER
               25,460

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     25,460 (But see Item 5 herein)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                         [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     6.4%

14   TYPE OF REPORTING PERSON*
     CO


SCHEDULE 13D
CUSIP No.  None

1    NAME OF REPORTING PERSONS
     Presidio Capital Corp.
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
     (Intentionally Omitted)

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [x]
     (b)  [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS*
     WC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS
     2(d) OR 2(e)                                           [ ]

     CITIZENSHIP OR PLACE OF ORGANIZATION
     British Virgin Islands

NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH    7    SOLE VOTING POWER
                    None

          8    SHARED VOTING POWER
               25,552

          9    SOLE DISPOSITIVE POWER
               None

          10   SHARED DISPOSITIVE POWER
               25,552

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     25,552 (But see Item 5 herein)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                              [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     6.4%

14   TYPE OF REPORTING PERSON*
     HC


                         Schedule 13D



          Millenium Funding Corp. ("MFC"), Millenium Funding II Corp. ("MFC II"), and Presidio Capital Corp. ("Presidio") (MFC, MFC II and Presidio, collectively, the "Reporting Persons") are filing this Amendment No. 1 to their Schedule 13D dated June 11, 1997 (the "Schedule 13D") to report the acquisition by MFC II of units of limited partnership interest (the "Units") of Integrated Resources High Equity Partners, Series 85, a California limited partnership ("HEP"). HEP is a California limited partnership with its principal executive offices at 411 West Putnam Avenue, Greenwich, CT 06830.


Item 5.   Interest in Securities of the Issuer.

          Item 5 is amended in its entirety as follows:


          The Reporting Persons own beneficially an aggregate of 6.4% of the outstanding Units (on the basis of 400,010 Units outstanding). Set forth below is a summary for each Reporting
Person of its beneficial ownership of Units.


     A.   MFC

          (a)  Aggregate number of Units beneficially
               owned: 92
                    Percentage: 0.0%
          (b)  1.   Sole power to vote or to direct vote:  -0-
               2.   Shared power to vote or to direct vote:
                    92
               3.   Sole power to dispose or to direct the
                    disposition:  -0-
               4.   Shared power to dispose or to direct the
                    disposition: 92
          (c) There were no transactions by MFC during the past 60 days.
          (d)  MFC may be deemed to have the right to
               receive or the power to direct the receipt of distribution from, or proceeds from the sale of, the 92 Units.
          (e)  Not applicable.




     B.   MFC II

          (a)  Aggregate number of Units
               beneficially owned: 25,460
                    Percentage:  6.4%
          (b)  1.   Sole power to vote or to direct vote:  -0-
               2.   Shared power to vote or to direct vote:
                    25,460
               3.   Sole power to dispose or to direct the
                    disposition:  -0-
               4.   Shared power to dispose or to direct the
                    disposition: 25,460
          (c) There were no transactions by MFC II during the past 60 days, other than as set forth below in this item 5.
          (d) MFC II may be deemed to have the right to receive or the power to direct the receipt of distribution from, or proceeds from the sale of, the 25,460 Units
          (e)  Not applicable.

     C.   Presidio

          (a)  Aggregate number of Units
               beneficially owned: 25,552
                    Percentage:  6.4%
          (b)  1.   Sole power to vote or to direct vote:  -0-
               2.   Shared power to vote or to direct vote:
                    25,552
               3.   Sole power to dispose or to direct the
                    disposition:  -0-
               4.   Shared power to dispose or to direct the
                    disposition: 25,552
          (c)  There were no transactions by Presidio
               during the past 60 days, other than as
               set forth in this item 5.
          (d) Presidio may be deemed to have the right to receive or the power to direct the receipt of distributions from, or proceeds from the sale of, the 25,552 Units.
          (e)  Not applicable.


     Since the Reporting Persons filed their Schedule 13D, MFC II has purchased (1) 629 Units for $38,966.55 (ie. $61.95 per Unit) on June 19, 1997; (2)456 Units for $27,576.25 (ie. $60.47 per
Unit) on July 2, 1997; (3) 614 Units for $38,730.20 (ie. $63.08
per Unit) on August 4, 1997; (4) 40 Units for $2,4609.00 (ie. $61.50 per Unit) on August 28, 1997; (5) 260 Units for $22,620.00
(ie. $87.00 per Unit) on November 18, 1997; (6) 100 Units for $8,850.00 (ie. $88.50 per Unit) on November 24, 1997; (7) 234
Units for $20,826.00.00 (ie. $89.00 per Unit) on December 1, 1997; (8) 60 Units for $5,340.00 (ie. $89.00 per Unit) on
December 5, 1997; (9) 102  Units for $9,180.00 (ie. $90.00 per
Unit) on December 8, 1997; (10) 20 Units for $1,780.00 (ie.
$89.00 per Unit) on December 8, 1997; (11) 2,630 Units for $223,550.00 (ie. $85.00 per Unit) on December 9, 1997; (12) 20
Units for $1,760.00 (ie. $88.00 per Unit) on December 12, 1997. The purchases were made in brokerage transactions, except for the purchase of 2,630 Units on December 9, 1997, which was a private purchase transaction.




          1.   Exhibit I -    Agreement pursuant to Rule 13d-
                              (f)(1)(iii), filed herewith











Signature

          After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  December 23, 1997


                              MILLENIUM FUNDING CORP.


                              By:  /s/Allan B. Rothschild
                              Name:     Allan B. Rothschild
                              Title:    Executive Vice President
                                        and General Counsel


                              MILLENIUM FUNDING II CORP.


                              By:  /s/Allan B. Rothschild
                              Name:     Allan B. Rothschild
                              Title:    Executive Vice President
                                        and General Counsel


                              PRESIDIO CAPITAL CORP.

                                BY: NORTHSTAR PRESIDIO MANAGEMENT
                                    COMPANY LLC, AS AGENT

                              By:  /s/Richard J. Sabella
                              Name:     Richard J. Sabella
                              Title:    President



                         EXHIBIT INDEX


     1.   Exhibit I -    Agreement pursuant to Rule 13d-
                         1(f)(1)(iii), filed herewith


                              EXHIBIT I



     Pursuant to Rule 13d-1(f)(1)(iii) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agree that the statement to which this Exhibit is attached is filed on behalf of each of them in the capacities set forth below.


                              MILLENIUM FUNDING CORP.


                              By:  /s/Allan B. Rothschild
                              Name:     Allan B. Rothschild
                              Title:    Executive Vice President
                                        and General Counsel




                              MILLENIUM FUNDING II CORP.


                              By:  /s/Allan B. Rothschild
                              Name:     Allan B. Rothschild
                              Title:    Executive Vice President
                                        and General Counsel

                              PRESIDIO CAPITAL CORP.

                                BY: NORTHSTAR PRESIDIO MANAGEMENT
                                    COMPANY LLC,
                                    AS AGENT

                              By:  /s/Richard J. Sabella
                              Name:     Richard J. Sabella
                              Title:    President